Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 9 DATED SEPTEMBER 9, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated April 29, 2016 and Supplement No. 8 dated August 22, 2016, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,500,000,000 in shares of Class A common stock and $1,000,000,000 in shares of Class T common stock. We are also offering $475,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. During the month of August 2016, we accepted investors’ subscriptions for, and issued, a total of approximately 3.9 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $41.5 million, consisting of approximately 3.7 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $39.8 million ($27.9 million in Class A shares and $11.9 million in Class T shares), and approximately 171,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.7 million. As of August 31, 2016, we had accepted investors’ subscriptions for, and issued, a total of approximately 65.8 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $661.6 million (including shares issued pursuant to our distribution reinvestment plan). As of August 31, 2016, approximately $2.3 billion in shares of our common stock remained available for sale in the offering.
We are currently in the process of closing our primary offering. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 13 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 116 of the prospectus, and describes activity that occurred subsequent to the activity as of August 12, 2016 previously disclosed in our prospectus and Supplement No. 8 dated August 22, 2016 to our prospectus.
As of August 31, 2016, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 32 properties, acquired for an aggregate purchase price of $1.0 billion, located in 18 states, consisting of one multi-tenant and 31 single tenant properties, comprising approximately 10.4 million gross rentable square feet of corporate office and industrial space. We did not acquire any properties between August 13, 2016 and August 31, 2016. In general, our properties are acquired through the use of proceeds from our ongoing public offering and debt borrowings.

CCIT2-SUP-9E